UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

Commission File Number: 333-122584

Secunda International Limited

One Canal Street

Dartmouth, Nova Scotia

B2Y 2W1 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Secunda International Limited Unaudited Condensed Consolidated Financial Statements

for the Three Months Ended March 31, 2005

Secunda International Limited

Unaudited Condensed Consolidated Statements of Earnings and Retained Earnings

Denominated in Canadian Dollars

	Quarter ended		9 months ended
	March 31 2005	March 31 2004	March 31 2005	March 31 2004
Total revenues	$19,715,722	$14,740,003	$52,813,002	$51,307,762

Costs and expenses
Vessel operating	12,649,253	7,477,780	30,548,207	24,034,988
Cost of goods sold	904,160	2,338,079	1,807,504	4,443,716
General and administrative	1,423,652	1,529,755	4,204,531	4,782,851

	14,977,065	11,345,614	36,560,242	33,261,555

	4,738,657	3,394,389	16,252,760	18,046,207

Other income (expense)	(643,436)	286,680	12,451,182	1,133,033

Depreciation and amortization	3,858,939	3,100,462	10,891,867	8,728,087
Interest expense	4,649,592	2,085,078	11,981,009	6,183,581
Lease expense	—	1,885,161	730,162	6,397,211
Debt breakage and deferred finance cost write off	—	—	5,047,672	—

	8,508,531	7,070,701	28,650,710	21,308,879

Earnings before taxes	(4,413,310)	(3,389,632)	53,232	(2,129,639)

Capital taxes	80,706	74,070	344,425	259,985
Income taxes (recovery)	(306,959)	(1,342,752)	(1,943,249)	(1,114,273)

	(226,253)	(1,268,682)	(1,598,824)	(854,288)

Net earnings (loss)	$(4,187,057)	$(2,120,950)	$1,652,056	$(1,275,351)

Earnings (loss) per share
Basic	$(4,183)	$(2,119)	$1,650	$(1,274)

Diluted	$(4,183)	$(2,119)	$1,650	$(1,274)

Retained earnings, beginning of period	$34,196,403	$38,548,379	$33,857,289	$37,812,780
Net earnings (loss)	(4,187,057)	(2,120,950)	1,652,056	(1,275,351)

	30,009,346	36,427,429	35,509,345	36,537,429
Dividends	(400,000)	(40,713)	(5,899,999)	(150,713)

Retained earnings, end of period	$29,609,346	$36,386,716	$29,609,346	$36,386,716

See accompanying notes to the unaudited condensed consolidated financial statements.

Secunda International Limited

Unaudited Condensed Consolidated Balance Sheet

Denominated in Canadian Dollars

	March 31 2005	June 30 2004
Assets
Current
Cash	$2,418,458	$814,745
Receivables	11,767,824	5,406,369
Inventory	327,046	305,828
Prepaids	2,502,248	453,070

	17,015,576	6,980,012

Investments	76,650	76,650
Vessels, equipment and property	188,825,088	163,164,542
Other assets	16,109,824	8,637,402
Future income taxes	3,892,744	1,301,473

	$225,919,882	$180,160,079

Liabilities
Current
Payables and accruals	$13,394,615	$7,471,462
Accrued interest	3,412,763	1,164,759
Accrued lease payments	—	1,142,428
Current portion of long-term debt (Note 2)	11,380,361	110,270,231

	28,187,739	120,048,880

Long term debt (Note 2)	167,922,401	24,796,213
Deferred credits	199,986	457,286
Redemption value of retractable preference shares	—	1,000,001

	196,310,126	146,302,380

Shareholder’s Equity
Capital stock	410	410
Retained earnings	29,609,346	33,857,289

	29,609,756	33,857,699

	$225,919,882	$180,160,079

Contingencies (Note 5)

See accompanying notes to the unaudited condensed consolidated financial statements.

Secunda International Limited

Unaudited Condensed Consolidated Statement of Cash Flows

Denominated in Canadian Dollars

	Quarter ended		9 months ended
	March 31 2005	March 31 2004	March 31 2005	March 31 2004
Cash derived from (applied to)

Operating
Net earnings (loss)	$(4,187,057)	$(2,120,950)	$1,652,056	$(1,275,351)
Depreciation and amortization	3,910,702	3,100,462	11,014,310	8,728,087
Write off deferred finance costs	—	—	2,275,316	—
Provision for future income taxes	(668,631)	(1,412,970)	(2,591,271)	(1,184,491)
Expenditures for drydockings and maintenance capital	(1,132,261)	(329,196)	(3,818,779)	(1,968,372)
Translation of foreign currency denominated debt	750,000	167,535	(11,793,750)	(501,310)
Recognition of deferred income and other	205,560	2,316	222,572	938,567
Gain on disposal of assets	(22,649)	(379,211)	(30,974)	(410,174)

	(1,144,336)	(972,014)	(3,070,520)	4,326,956

Change in non-cash operating working capital	(1,659,445)	64,584	(1,403,123)	(898,150)

Cash derived from (used for) operating activities	(2,803,781)	(907,430)	(4,473,643)	3,428,806

Financing
Proceeds from note receivable	9,375	—	27,078	—
Issue of capital lease obligation receivable	(207,564)	—	(207,564)	—
Proceeds from demand operating line of credit	—	2,386,571	—	3,671,998
Proceeds from long term debt	6,500,000	—	170,224,219	—
Repayment of long term debt	(380,582)	(3,846,125)	(114,316,591)	(8,695,368)
Debt issue costs	(194,277)	(327,985)	(7,943,320)	(362,790)
Redemption of retractable preferred shares	—	—	(1,000,001)	—
Dividends	(400,000)	(40,713)	(5,899,999)	(150,713)

Cash (used for) derived from financing activities	5,326,952	(1,828,252)	40,883,822	(5,536,873)

Investing
Advances from (to) affiliated parties, net	247,930	(38,323)	143,379	(391,938)
Proceeds from sale of vessels, equipment and property	375,000	2,796,812	375,000	2,816,404
Purchase of vessels, equipment, property and other assets	(2,996,254)	(22,807)	(35,324,845)	(316,399)

Cash derived from (used for) investing activities	(2,373,324)	2,735,682	(34,806,466)	2,108,067

Net increase in cash	149,847	—	1,603,713	—

Cash
Beginning of period	2,268,611	—	814,745	—

End of period	$2,418,458	$—	$2,418,458	$—

See accompanying notes to the unaudited condensed consolidated financial statements.

Secunda International Limited

Notes to the Unaudited Condensed Consolidated Financial Statements

Denominated in Canadian Dollars

March 31, 2005 (Unaudited)

1. Organization and Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. The consolidated balance sheet at June 30, 2004 has been derived from the audited financial statements at that date. The unaudited condensed consolidated financial statements do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. All adjustments, which, in the opinion of management, are considered necessary for a fair presentation of the results of operations for the periods shown, are of a normal recurring nature and have been reflected in the unaudited condensed consolidated financial statements. The results of operations for the periods presented are not necessarily indicative of the results expected for the full fiscal year or for any future period. The information included in these unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes for the fiscal year ended June 30, 2004.

2. Long Term Debt

On August 26, 2004 the Company issued $125.0 million USD of senior secured notes. These notes are non-amortizing, mature in 2012, have been issued at a price of 98.5% and bear interest at LIBOR plus 800 basis points, reset quarterly. The senior secured notes pay interest quarterly on January 15, April 15, July 15 and October 15, commencing January 15, 2005 and have the following redemption provisions:

•	At any time prior to September 1, 2007, the Company may redeem up to 35% of the Notes at a redemption price (expressed as a percentage) equal to the sum of (i) 100% plus (ii) the interest rate per annum (expressed as a percentage) in effect on the date which notice is given, plus accrued interest and unpaid interest thereon, with net cash proceeds of certain equity offerings, as long as at least 65% of the aggregate principal amount of the notes issued pursuant to the indenture remains outstanding after the redemption.

•	On or after September 1, 2006 the Company is entitled to redeem all or a portion of the Notes at the redemption prices (expressed in percentages of principal amounts) set out below for the 12 month period then commencing, plus accrued interest and unpaid interest thereon, if any:

September 1, 2006	104.0%
September 1, 2007	102.0%
September 1, 2008	101.0%
September 1, 2009 and thereafter	100.0%

•	On each August 1, from August 1, 2006 through August 1, 2011, the Company will be required to offer to purchase notes in an aggregate principal amount of US$3.8 million for cash at 100% of the principal amount of the notes, plus accrued and unpaid interest.

The net proceeds from the above noted Notes were used to repay all of the Company’s long-term debt facilities and capital and operating lease obligations, with the exception of the long-term debt associated with the Bold Endurance in the amount $20.7 million as of March 31, 2005. This loan bears interest at Canadian Bankers Acceptance rate plus 4.88%, is repayable monthly and matures in July 2013. Long term debt in the amount of approximately $113.0 million was repaid, and assets previously utilized through operating leases were acquired for approximately $24.9 million.

Costs associated with the issue of the above noted bonds, including underwriting fees, accounting and legal costs amounted to approximately $7.0 million. In addition, the Company incurred costs associated with the repayment of it’s existing long-term debt facilities and capital and operating lease obligations of approximately $2.8 million and expensed existing deferred financing costs of $2.3 million.

Secunda International Limited

Notes to the Unaudited Condensed Consolidated Financial Statements

Denominated in Canadian Dollars

March 31, 2005 (Unaudited)

2. Long Term Debt (continued)

Concurrent with the offering of the above noted bonds, the Company entered into a new $40 million revolving senior secured bank credit facility. This facility bears interest at LIBOR plus 3.0% until March 31, 2005 and is adjusted quarterly thereafter, based on the ratio of funded debt to EBITDA (as defined in the credit agreement). In connection with the credit facility, the Company is subject to a number of restrictions, including restrictions on incurring additional indebtedness and creating liens on vessels, minimum EBITDA and working capital requirement, and collateral maintenance limitations. Costs associated with the completion of the above noted facility, including arrangement fees and legal costs, amounted to approximately $0.7 million. At March 31, 2005 drawings against this facility totalled $9.7 million.

3. Segmented information

The Company’s business is primarily comprised of two segments, oil and gas services and construction and maintenance services.

The oil and gas services segment charters vessels principally to owners and operators of offshore drilling rigs and production platforms both domestically and internationally. Platform supply vessels transport drill pipe, drilling fluids and construction materials as well as deck cargo, liquid mud, fuel and water. Anchor handling towing supply vessels have powerful engines and deck mounted winches and are capable of towing and positioning offshore drilling rigs, barges and performing general towing services, as well as providing supply vessel services. Standby safety vessels provide a means of evacuation and rescue for platform and rig personnel in the event of an emergency at an offshore installation.

The Company’s construction and maintenance services segment provides support services to customers requiring vessels to perform offshore construction and maintenance services. These services have been provided primarily to customers in the sub-sea telecommunications, and offshore oil and gas industries.

Individual customers contributed the following revenues, as percentage of total revenues in each year:

	Quarter ended		9 months ended
	March 31 2005	March 31 2004	March 31 2005	March 31 2004
Oil and gas services
Customer 1	32%	26%	42%	33%
Customer 2	9%	20%	10%	15%
Customer 3	—%	6%	—%	16%

Construction and maintenance services
Customer A	3%	28%	13%	14%
Customer B	22%	—%	11%	—%

All others	34%	20%	24%	22%

Secunda International Limited

Notes to the Unaudited Condensed Consolidated Financial Statements

Denominated in Canadian Dollars

March 31, 2005 (Unaudited)

3. Segmented information (continued)

	Quarter ended March 31, 2004
	Oil and Gas Services	Construction and Maintenance	Corporate and Other	Total
Revenue from external customers	$9,073,252	$2,402,000	$3,264,751	$14,740,003
Inter-segment revenues	$—	$—	$30,500	$30,500
Interest expense	$1,466,550	$564,482	$54,046	$2,085,078
Depreciation and amortization	$2,200,602	$698,715	$201,145	$3,100,462
Segment earnings (loss) before taxes	$(2,388,203)	$(156,485)	$(844,944)	$(3,389,632)
Segment capital asset expenditures	$26,620,750	$—	$3,058	$26,623,808

	Quarter ended March 31, 2005
	Oil and Gas Services	Construction and Maintenance	Corporate and Other	Total
Revenue from external customers	$12,603,808	$5,250,235	$1,861,679	$19,715,722
Inter-segment revenues	$—	$—	$—	$—
Interest expense	$—	$—	$4,649,592	$4,649,592
Depreciation and amortization	$2,588,440	$885,392	$385,107	$3,858,939
Segment earnings before taxes	$3,957,565	$555,776	$(8,926,651)	$(4,413,310)
Segment assets	$146,946,967	$48,921,259	$30,051,656	$225,919,882
Segment capital asset expenditures	$141,411	$2,849,325	$5,518	$2,996,254

Secunda International Limited

Notes to the Unaudited Condensed Consolidated Financial Statements

Denominated in Canadian Dollars

March 31, 2005 (Unaudited)

3. Segmented information (continued)

	9 months ended March 31, 2004
	Oil and Gas Services	Construction and Maintenance	Corporate and Other	Total
Revenue from external customers	$37,017,197	$7,016,820	$7,273,745	$51,307,762
Inter-segment revenues	$—	$—	$503,360	$503,360
Interest expense	$4,152,020	$1,819,696	$211,865	$6,183,581
Depreciation and amortization	$5,987,299	$2,093,108	$647,680	$8,728,087
Segment earnings (loss) before taxes	$1,577,033	$(620,750)	$(3,085,922)	$(2,129,639)
Segment capital asset expenditures	$26,880,105	$—	$37,295	$26,917,400

	9 months ended March 31, 2005
	Oil and Gas Services	Construction and Maintenance	Corporate and Other	Total
Revenue from external customers	$35,383,981	$12,883,492	$4,545,529	$52,813,002
Inter-segment revenues	$—	$—	$—	$—
Interest expense	$—	$—	$11,981,009	$11,981,009
Depreciation and amortization	$7,506,346	$2,337,069	$1,048,452	$10,891,867
Segment earnings (loss) before taxes	$6,950,187	$2,691,373	$(9,588,328)	$53,232
Segment assets	$146,946,967	$48,921,259	$30,051,656	$225,919,882
Segment capital asset expenditures	$25,772,162	$9,389,025	$163,658	$35,324,845

Secunda International Limited

Notes to the Unaudited Condensed Consolidated Financial Statements

Denominated in Canadian Dollars

March 31, 2005 (Unaudited)

3. Segmented information (continued)

Geographic information

	Revenues
	Quarter ended		9 months ended
	March 31 2005	March 31 2004	March 31 2005	March 31 2004
Canada	$9,927,687	$13,928,718	$38,622,581	$48,034,978
International	9,788,035	811,285	14,190,421	3,272,784

	$19,715,722	$14,740,003	$52,813,002	$51,307,762

			Property and Equipment
			March 31 2005	June 30 2004
Canada			$117,086,388	$111,157,979
International			71,738,700	52,006,563

			$188,825,088	$163,164,542

4. Other matters

On December 31, 2003 the Company was approached by an outside party looking to acquire a portion of the Company’s retail/wholesale activities operated under the name Associated Marine. A transaction was completed effective January 31, 2004 for the acquisition by the third party of the net operating assets.

The financial statements report the following amounts from the operations of Associated Marine in the “corporate and other operating segment”:

	3 Months March 31 2005	3 Months March 31 2004	9 Months March 31 2005	9 Months March 31 2004
Revenues	$—	$249,502	$—	$1,863,262
Earnings / (loss) before taxes	$—	$28,462	$—	$(80,633)

Secunda International Limited

Notes to the Unaudited Condensed Consolidated Financial Statements

Denominated in Canadian Dollars

March 31, 2005 (Unaudited)

5. Contingencies

In May of 2004 a claim was brought against the Company and an arbitration proceeding commenced by a third party respecting negotiations resulting from an unsolicited offer to purchase one of the Company’s vessels. No amount of claim has been pleaded. The Company has appointed an arbitrator in response to commencement of the arbitration proceedings to represent its interests in this matter. The Company is of the view that the action claim is without merit.

The Company from time to time enters into agreements in the normal course of its business, such as service arrangements and leases, and in connection with business or asset acquisitions or dispositions. These agreements by their nature may provide for indemnification of counterparties. These indemnification provisions may be in connection with breaches of representation and warranty or with future claims for certain liabilities, including liabilities related to tax and environmental matters. The terms of these indemnification provisions vary in duration and may extend for an unlimited period of time. Given the nature of such indemnification provisions, the Company is unable to reasonably estimate its total maximum potential liability as certain indemnification provisions do not provide for a maximum potential amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

Under the Company’s mutual protection and indemnity (P&I) marine insurance policies, the Company could be liable for additional premiums to cover investment losses and reserve shortfalls. Additional premiums can only be assessed for open policy years. The Company’s P&I insurer closes a policy year three years after the policy year has ended. Policy years 2002 and 2003 are still open, but there have been no additional premiums assessed for these policy years. The Company believes it is unlikely that additional premiums for those policy years will be made. The Company will record a liability for any such additional premiums if and when they are assessed and the amount can be reasonably estimated.

6. Comparative figures

Certain of the comparative figures have been adjusted and reclassified to conform with the financial statement presentation adopted for the current period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized

SECUNDA INTERNATIONAL LIMITED

/s/ P. L. Meier
P. L. Meier
Date: June 1, 2005	Vice President – Finance